SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

14 April 2016

BP AGM 2016, Chairman's speech.

This speech was delivered today at the start of the 2016 BP p.l.c. Annual General Meeting by Chairman Carl-Henric Svanberg.

__ __ __

Good morning, welcome to the 2016 BP Annual General Meeting. I am Carl-Henric Svanberg, your Chairman.

Today, we are going to discuss 21 resolutions which are set out in the Notice of Meeting. I would like, formally, to propose all of those resolutions. We will discuss them and then vote, on a poll, at the end of the meeting.

It is great to see you here today and to see so many familiar faces. This is the seventh year that I have had the honour to chair our AGM. Yet it feels like my first meeting was only yesterday. But we have all travelled a journey together which has had its well-known ups and downs. You have remained loyal to the company, and we thank you.

Over the years, I have used different words to describe how BP has progressed. 2015 was one-of-a-kind, a year of great contrasts. Great opportunities and successes, yet very stern challenges.

Because of this, when we look back, many see the year in different ways.

It was a year when the company performed exceptionally well in some very difficult times. A year when the work of Bob Dudley and the team over a number of years came together.

What made it so special?

Firstly, the operational performance was very strong, and surpassed the expectations of the Board. Safety has improved consistently for several years. Key indicators are down some 35% compared to five years ago and have now reached levels that are amongst the best in the industry.

Secondly, we responded quickly and resolutely to the low oil price. After several years of stable higher prices, we saw a dramatic and sustained drop over this last year.It was down as low as $26 for a day.This has had a profound impact on our industry.

We have been there before, but it is 30 years since the fall in price was caused by oversupply. And history shows that it takes much longer to get such a situation back in balance.

We always knew that we had to face the prospect of substantial fines and penalties in the US.
As a result, Bob and the team had been in action for some six years to reset the company to withstand all possible financial consequences.

We were therefore already in change mode and we were well prepared to weather the new storm. We cannot control the oil price, but we can and do take action when the price goes against us. As a result of the team's immediate and significant cost reductions and scaling back investment, the company continued to generate free cash.

Thirdly and importantly, we have reached a significant settlement, approved by the Court, of the outstanding claims from federal and state agencies in the US.  At the time of the accident, we knew these could take at least ten years to resolve… but now they are.

This is a significant milestone. We can now chart our own course. We are back in the pack with our peers.

But, as I said, 2015 was a year of contrasts.

When Bob talked about the oil price, he was the first to use the now common phrase "lower for longer". But he did not say lower for ever.

Supply and demand should start to get back in balance as we go through the year and the oil price should respond positively. There are already signs of that and we have therefore not adjusted the dividend.

Yet in these difficult times, our share price has not performed.

Later in the meeting we will discuss and vote on the resolution on the Director's Remuneration Report.That vote is advisory.

We know already from the proxies received and conversations with our institutional investors that there is real concern over the directors' pay in this challenging year for our shareholders.

We have always judged executive performance not on the price of oil or bottom line profit but on measures that are clearly within management's control. And from that perspective the Board has concluded that it has been an outstanding year. The pay reflects this and it is consistent with our policy.

All investors we have spoken to, recognise the significant operational achievements and the major role that Bob Dudley and Brian Gilvary have played in achieving BP's transformation.

Yet, on remuneration, the shareholders' reactions are very strong. They are seeking change in the way we should approach this in the future.

Ann Dowling the chair of our remuneration committee will speak about this when we get to that item.

But let me be clear.

We hear you.

We will sit down with our largest shareholders to make sure we understand their concerns and return to seek your support for a renewed policy.

Let me now look to the future

The industry remains a tough environment. But we are in action to meet these challenges.

The price of oil has moved up some. It is now over $40, but in a fragile and volatile market.

We have a clear plan to balance the books over the next two years. We'll do this through continued strong performance and discipline over capital costs and gearing.

We know that the dividend is important to you, our shareholders.Our goal is to maintain the dividend but at the same time we must secure the future by investing wisely.

Be assured that we keep this balance under regular review. Should the oil price remain lower, longer than expected, we will need to revisit our financial framework.

As well as economic uncertainty, we face an environmental challenge.

At last year's meeting we supported a resolution which called for greater disclosure in this area. As you will have seen from our reports, we are delivering on that and will continue to do so. We also contribute to the policy debate on climate change and Bob has taken a strong role through his leadership of the Oil and Gas Climate Initiative.

Looking back at the time since Deepwater Horizon, I would like to pay tribute to Bob and his team for all that they have done. They have worked hard over the years and are a very effective team.

They are doing an outstanding job in difficult times in delivering against those things for which they can control and for which they are accountable. As I have said already, the one thing they can't control is the price of oil.

It has been a seriously impressive performance.

And that team is continuing to evolve with Lamar McKay taking the role of deputy CEO and with Bernard Looney and Tufan Erginbilgic as heads of Upstream and Downstream.

Our challenges are not only financial.Our task in oversight involves monitoring three areas of risk: financial, operational and geopolitical.

Financial risk is monitored by the Audit Committee under Brendan Nelson and operational risk by the Safety, Ethics and Environment Assurance Committee under Paul Anderson, but soon to be Alan Boeckmann.

Geopolitical risk has always been a major issue for our business, but one with ever-greater focus. We have seen the terrorist attacks in Brussels, Paris and other places. Tension is building in many parts of the world. So we created a geopolitical committee initially under Antony and now chaired by one of our new board members, Sir John Sawers.

We have disbanded the Gulf of Mexico Committee which Ian Davis has chaired so well. Its residual work will go to the Board and the other Committees.

Let me comment further on the Board.

As I have said Sir John Sawers has joined us with a background from international politics and security. Paula Reynolds also joined us; she comes from the energy and financial worlds. Both are already making a great contribution.

Regrettably, Antony Burgmans and Phuthuma Nhleko are standing down. Antony has been with us for twelve years and has been central to our work over that time. He has brought great wisdom and judgement.Phuthuma stands down after five years due to his business commitments in Africa. He cannot be here today but he too has made a substantial contribution. He sends his apologies.We thank them both for all that they have done.

In conclusion BP is in a good place with a great team and a solid business.

We are clear on our financial framework. We have a good portfolio of projects and more to come with promising returns.

Your board, as the stewards of the company, are looking over a longer term. From our Economic Outlook we believe that hydrocarbons will be needed for a very long time.

But the world will change and we need to be sure that we can anticipate and respond to that change. To be ahead of the game.

So, thank you for your support, thank you to my colleagues and to Bob and the whole team.

BP has had to change and we may be a little smaller company than before.But it is agile and ready for the future. And still a great company.

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 April 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Secretary